

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via Email
Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, NJ 07719

> **Re:** **BIO-Key International, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 22, 2013**
> **File No. 333-192504**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 001-13463**

Dear Mr. DePasquale:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 22, 2013

General

1. We note your outstanding registration statement filed July 26, 2013. In the interest of simplified disclosure, please consider the application of Securities Act Rule 429 which permits the filing of an amendment that contains a single prospectus covering the shares in this offering and in your outstanding offering. Absent the use of Rule 429, please revise your prospectus cover page to concisely reference your registration statement filed July 26, 2013 and to disclose the aggregate number of shares available for resale under each offering.

Business, page 22

2.   Note D to your Financial Statements discusses customers whose revenue individually represented 10 percent or more of the company's total revenue. Revise this section to discuss your dependence upon your major customers or advise why this disclosure is not required. Refer to Item 101(h)(4)(vi) of Regulation S-K. Also, provide your analysis as to whether any agreements with these customers must be filed as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Intellectual Property Rights, page 23

3.   Please disclose the duration of any patents, trademarks or licenses held. See Item 101(h)(4)(vii) of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2012

General

4.   Please confirm that to the extent that the above comments are applicable to your Form 10-K you will make corresponding revisions in future filings.

Item 10. Directors, Executive Officers and Corporate Governance

Audit Committee, page 23

5.   We note your disclosure that John Schoenherr and Jeffrey J. May may not qualify as audit committee financial experts. In future filings, determine whether any audit committee member is in fact an audit committee financial expert, as that term is defined by Item 407(d)(5)(ii), and disclose whether there is at least one audit committee financial expert serving on your audit committee. See Item 407(d)(5) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Michael W. DePasquale
BIO-Key International, Inc.
December 19, 2013
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Email
        Vincent A. Vietti, Esq.
        Fox Rothschild LLP